                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


         CREATIVE RESTAURANT CONCEPTS, INC. (FORMERLY MAGNOLIA FOODS, INC.)
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     224908 30 1
                                    (CUSIP Number)

                STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C.,
                            100 NORTH BROADWAY, SUITE 1520,
                  OKLAHOMA CITY, OKLAHOMA 71302-8601; (405) 235-2111
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   OCTOBER 12, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.   / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224908 30 1                 13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GIUSEPPE CALA                NOT APPLICABLE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
     PF
-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               8,184,819 SHARES OF COMMON STOCK, $.005
                                  PAR VALUE AND 225 SHARES OF SERIES AA
                                  PREFERRED STOCK, PAR VALUE $.10 PER SHARE
                                  (INCLUDING 120,000 SHARES OF COMMON STOCK
                                  HELD BY TRUSTS FOR THE BENEFIT OF HIS
                                  CHILDREN)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  8,184,819 SHARES OF COMMON STOCK AND 225
                                  SHARES OF SERIES AA PREFERRED STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,184,819 SHARES OF COMMON STOCK AND 225 SHARES OF SERIES AA PREFERRED
     STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* EXCLUDES WARRANTS TO PURCHASE 150,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     49.2% OF COMMON STOCK (50.2% ASSUMING FULL CONVERSION OF WARRANTS)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $.005 par value (the "Common Stock") and other securities of Creative Restaurant Concepts, Inc. (formerly Magnolia Foods, Inc.), an Oklahoma corporation (the "Issuer"), which presently has its principal executive offices at 2 First North Street, Suite 311, San Jose, California 95113.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by Mr. Giuseppe Cala. The principal business of Mr. Cala has been restaurant and hotel ownership and management, and business acquisitions.
His business address is 2 First North Street, Suite 311, San Jose, California 95113.

     Mr. Cala has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Cala acquired 8,710,819 shares of the Common Stock, $.005 par value, Warrants to purchase 150,000 shares of the Common Stock of the Issuer, and 225 shares of the Series AA Preferred Stock of the Issuer for the total amount of $25,000 in cash, services and notes payable to selling stockholders in the aggregate of $426,797. The securities were acquired directly from the Issuer (2,500,000 shares of Common Stock) and from certain stockholders of the Issuer (6,210,819 shares of Common Stock, 225 shares of Series AA Preferred Stock, and Warrants to purchase 150,000 shares of Common Stock). The purchase was made from his personal funds without loans (except notes in the aggregate amount of $426,797 to certain selling stockholders) or other financing arrangements.

ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Mr. Cala was primarily for investment purposes.

     (a) There are tentative plans and proposals to issue additional securities of the Issuer in exchange for restaurant leases and related assets.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently two vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office. Mr. Giuseppe Cala and Mr. Stephen R. Ko have been selected and appointed to serve as new directors to fill two vacancies. Mr. Joseph J. Johnston remains a director of the Issuer. Mr. Cala has been elected as Chairman of the Board, a director, President and Treasurer of the Issuer, Mr. Joseph

J. Johnston was elected Vice President and Secretary of the Issuer, and Mr. Stephen R. Ko has been elected as a director and Chief Financial Officer of the Issuer. Mr. David Loveland and Mr. Bill Weaver have resigned as directors of the Issuer.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure; except that the Board of Directors is considering a reverse stock split in the near future.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board ("EBB"). However, the NASD has recently notified the Issuer that it does not presently meet its EBB trading requirements because the Issuer is not presently current in the filing of its annual and quarterly reports required to be filed with the U.S. Securities and Exchange Commission.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Mr. Cala is the beneficial owner of 8,184,819 shares of the Common Stock, 225 shares of Series AA Preferred Stock, and warrants to purchase 150,000 shares of Common Stock exercisable at an exercise price of $.005 per share of the Issuer.

     (b) Mr. Cala has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Cala during the past 60 days.

     (d) To the best knowledge of Mr. Cala, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Cala.

TEM 7.    MATERIAL TO BE FILED AS EXHIBITS

          None.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 20, 1999
                                                s/Giuseppe Cala
                                       ---------------------------------------
                                                  Giuseppe Cala